UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited
Dated:	November 26, 2007	By:	/s/ Kang Xin
			Name:	Kang Xin
			Title:	Company Secretary

EXHIBIT INDEX
Exhibit No.	Description

99.1	Press release dated November 22, 2007, entitled “CNOOC Limited Hits 10 New Discoveries Offshore China.”

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Limited hits 10 new discoveries offshore China

(Hong Kong, Nov 22 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today, till now, the company has obtained 10 new oil and gas discoveries offshore China. Within those 10 discoveries, 9 of them were founded independently.

In the first half of 2007, benefiting from in-depth exploration research and intensive offshore exploration operations, the company made 6 independent oil and gas discoveries: Bozhong28-2 East, Bozhong26-3, Jinzhou25-1, Weizhou11-7, Weizhou11-8, and Weizhou6-1South. Besides, through cooperation with other partner another discovery, Kenli20-1, was obtained.

Encouraged by the exploration results, CNOOC Ltd. has enhanced its exploration in new areas for the second half of the year. Up to now, this move has delivered promising results: there are 3 more independent discoveries founded, PanYu10-2, Panyu11-5 and Weizhou11-2. During the drilling operation, two discovery wells, Panyu10-2-1 and Weizhou11-2-1, encountered oil pay zones of accumulative 57 meters and 64 meters respectively, another discovery well Panyu11-5-1 hit 13-meter thick oil-bearing formations.

In addition, the Company has made successful appraisals on 7 oil and gas structures: Bozhong28-2 East, Bozhong26-3, Jinxian1-1, Jinzhou25-1, Weizhou11-7, Weizhou11-8 and Weizhou6-8. Kenli20-1, under PSC cooperation, has also been successfully evaluated. The evaluation result has shown Jinzhou25-1, Bozhong26-3 and Weizhou11-7 are likely to be built into mid to large oil and gas fields in the future. The recent discovery Weizhou11-2 also contains big potential.

For year 2007, productive exploration activities were carried out over Bohai Bay with 5 oil and gas discoveries. Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented, “Bohai Bay is the most important area for the Company’s oil and gas exploration and production. Up to now, the exploration work commitment and the increase in the reserves for this area have again reached a record high. I believe the great potential of resources will embrave the Company to further its explorations activities.”

Mr. Zhou Shouwei, President of the Company comments: “The superior exploration position is the essence for the independent oil and gas E&P Company. As for the traditions, the Company has kept on injecting plenty of human resources and facilities and thus the investment in exploration has increased significantly in year 2007. Meanwhile, the 10 new discoveries have brought a satisfactory return to the Company. In the future, we will continue to steadily advance the exploration activities, to build a strong fundamental reserve base for the Company’s long term growth.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com